EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, Aug. 26, 2015 (GLOBE NEWSWIRE) -- Reference is made to the second quarter 2015 report released on August 26, 2015. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on September 8, 2015. The record date will be September 10, 2015 and the dividend will be paid on or about September 25, 2015.

Golar LNG Limited
Hamilton, Bermuda
26 August, 2015

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: +44 207 063 7900